Exhibit 4.8

EXECUTION COPY

Dated 27 June 2006

THE EXPORT-IMPORT BANK OF KOREA

and

PURCHASER

and

LSF-KEB HOLDINGS SCA (for limited purposes only)

SHARE PURCHASE AGREEMENT

relating to the sale and purchase of shares of Korea Exchange Bank

Table of Contents

Contents		Page
1	Interpretation	1

2	Agreement to Sell the KEXIM Shares	9

3	Consideration	9

4	Conditions	10

5	Closing	12

6	Undertakings	12

7	Representations and Warranties	19

8	Liabilities	19

9	Termination Rights	20

10	Confidentiality	21

11	Other Provisions	22

Schedule 1 Details of the KEXIM Shares		27

Schedule 2 Part 1: Representations and Warranties Given by KEXIM		28

Part 2: Representations and Warranties Given by the Purchaser		37

Schedule 3 Limitation of Liability		38

Schedule 4 Closing Obligations		42

i

Share Purchase Agreement

This Agreement is made on 27 June 2006

between:

(1)	The Export-Import Bank of Korea, a statutory judicial corporation incorporated under the Laws of the Republic of Korea whose registered office is at 16-1, Yoido-dong, Yeongdeungpo-gu, Seoul 150-996, Korea (“KEXIM”);

(2)	Kookmin Bank, a company incorporated under the laws of the Republic of Korea whose registered office is at 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul, Korea (the “Purchaser”); and

(3)	For the purposes of Clauses 8.1.2, 11.6 and 11.11, and amending the Lone Star Agreement only, LSF-KEB Holdings SCA, a company incorporated under the laws of Belgium whose registered office is at 9, Boulevard de la Plaine, B-1050 Brussels, Belgium (“Lone Star”).

Whereas:

(A)	KEXIM will own at Closing in aggregate 40,314,387 shares of common stock in the Company currently representing 6.25 per cent. of the Company’s issued and outstanding share capital;

(B)	KEXIM has agreed to sell the KEXIM Shares (as defined below) and to assume the obligations imposed on KEXIM under this Agreement;

(C)	The Purchaser has agreed to purchase the KEXIM Shares and to assume the obligations imposed on the Purchaser under this Agreement; and

(D)	The Purchaser and Lone Star have agreed to amend, by this Agreement, Clause 8 and Schedule 3 to the Lone Star Agreement to reflect the terms of Clause 8 and Schedule 3 to this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Affiliate” of a specific Person means a Person who (at the time when the determination is to be made), directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the specified Person;

“Bank Act” means the Bank Act of the Republic of Korea, as amended;

“Business Combination” means (i) a merger, amalgamation, share exchange or consolidation in which the Company is a constituent corporation or (ii) a sale of all or substantially all of the assets of the Company;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Korea;

“Business Plan” means the business plan of the Company and its Subsidiaries for the year 2006 in the form made available to the Purchaser prior to the date of this Agreement;

“Claim” or “Claims” has the meaning set out in Clause 6.4.1;

“Closing” means the completion of the sale of the KEXIM Shares pursuant to Clause 5;

“Closing Date” means the date on which Closing takes place;

“Company” means Korea Exchange Bank, a corporation incorporated under the laws of the Republic of Korea whose registered office is at 181, 2-ka, Euljiro, Chung-ku, Seoul, Korea;

“Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party and which is material to the Company and its Subsidiaries taken as a whole;

“Company Financial Statements” means the Korean-language audited consolidated balance sheets of the Company and its consolidated subsidiaries and non-consolidated balance sheets of the Company as of December 31, 2003, 2004 and 2005, and the related statements of income, changes in capital surplus and retained earnings, and cash flows for the years then ended, in each case as prepared in accordance with Korean GAAP and audited by the Company’s external auditors, including the notes thereto;

“Company Interim Financial Statements” means the Korean-language unaudited balance sheets of the Company as of March 31, 2006 and the related income statements for the three months then ended, as prepared in accordance with Korean GAAP;

“Company Required Regulatory Approvals” means all Regulatory Approvals required to be made or obtained, as the case may be, in connection with the Transactions on or prior to the Closing by the Company or any of its Subsidiaries with any Governmental Authority in or outside Korea;

“Company 2005 Balance Sheet” means the consolidated balance sheet as of December 31, 2005 included in the Company Financial Statements;

“Contract” means any contract, agreement, arrangement, understanding or instrument, whether written or oral, which is legally binding on the parties thereto, including all amendments and modifications thereto;

“Control” (including the terms “Controlling”, “Controlled by” and “under common Control with”) means with respect to any Person the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities with voting power, by control or otherwise;

“Control Transaction” means any transaction or series of transactions (other than the Transactions and any other transactions in which the Purchaser participates as a principal) that involves (i) a Business Combination, (ii) the sale or issuance by the Company of securities with voting power of the Company in an aggregate amount exceeding 10 per cent. of such securities of the Company outstanding immediately prior to such transaction(s) to any Person or group of Persons acting in concert or (iii) the acquisition of securities with voting power of the Company which results in any Person or group of Persons acting in concert beneficially owning such securities in an aggregate amount exceeding 10% of the outstanding securities with voting power of the Company;

“Co-Purchaser Required Regulatory Approvals” has the meaning set out in Clause 2.1.5;

“Derivative Instruments” has the meaning set out in Part 1 of Schedule 2;

“Disclosure Schedules” means Schedule 5 to this Agreement and includes any documents or other information referred to in that Schedule;

“Employment Agreement” means any employment, compensation, consulting or severance agreement or other similar arrangement currently in effect between the Company or any of its Subsidiaries, on the one hand, and any current or former director, officer or employee of the Company or any of its Subsidiaries, on the other hand;

“Employee Benefit Plans” means all bonus, deferred compensation, pension, profit sharing, stock option, employee stock purchase, insurance, healthcare, education, welfare or other employee benefit plans currently applicable to current or former employees of the Company or any of its Subsidiaries;

“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“FSC” means the Financial Supervisory Commission of the Republic of Korea;

“FSC Approval” means the approval by the FSC under the Bank Act of the Purchaser’s acquisition of the Shares under the terms of this Agreement, which approval shall not contain or be subject to a Regulatory Condition;

“FTC” means the Korea Fair Trade Commission;

“FTC Approval” means the approval by the FTC under the Fair Trade Law of the business combination resulting from the Purchaser’s acquisition of the Shares under the terms of this Agreement, which approval shall not contain or be subject to a Regulatory Condition;

“Governmental Authority” means any government, state or political subdivision thereof, national or supranational body or any Person or body exercising executive, legislative, judicial, regulatory or administrative functions on behalf of any of them and includes all relevant securities commissions, stock exchange authorities, foreign exchange authorities, foreign investment authorities and similar entities or authorities;

“Indebtedness” means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for money borrowed, (ii) any obligation of such Person evidenced by bonds, debentures, notes, guarantees or other similar instruments, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of property, assets or services (but excluding trade accounts payable arising in the ordinary course of business), (v) any interest rate or currency swap or similar hedging agreement, and (vi) any capital lease obligation (as defined by Korean GAAP) of such Person, but in each case excluding deposits made by the depositors or customers of the banking accounts and trust accounts of such Person;

“Insured Director” has the meaning set out in Clause 6.2.1;

“Intellectual Property” means all intellectual property rights, including patents, patent rights, trademarks, service marks, trade names, copyrights, applications for any of the foregoing, licenses, trade secrets, know-how and proprietary processes and formulae which are reasonably necessary for the operation of the Company’s business in its current form;

“KEXIM Non-Company Warranties” means each of the KEXIM Warranties given in paragraphs 1(a) (Corporate Organization and Qualification); 2 (Authorization of Agreement); 3(a)(i) and 3(b) (Consents; No Conflicts); 4(d) (Capitalization; Securities); 23(b) (Finder’s Fees); and 26 (Shareholders’ Agreements) of Part 1 of Schedule 2;

“KEXIM Operational Warranties” means each of the KEXIM Warranties other than the KEXIM Non-Company Warranties;

“KEXIM Required Regulatory Approvals” means such Regulatory Approvals required to be made or obtained, as the case may be, by KEXIM in connection with its exercise of tag-along rights for the KEXIM Shares and consummation of the Transactions on or prior to the Closing with any Governmental Authority in or outside Korea;

“KEXIM Shares” means the 40,314,387 shares of common stock of the Company each with a par value of Won 5,000 owned by KEXIM;

“KEXIM Warranties” means the warranties and representations given by KEXIM in Clause 7.1 and Part 1 of Schedule 2 to this Agreement;

“Korea” means the Republic of Korea;

“Korean GAAP” means generally accepted accounting principles in Korea;

“Law” means any constitution, law, treaty, statute, ordinance, code, rule, regulation, executive order, administrative order or other order, judgment or determination of any Governmental Authority, applicable principle of common or civil law, or any binding agreement with any Governmental Authority;

“Liabilities” means debts, liabilities or obligations of any nature, whether accrued or fixed, asserted or unasserted, absolute or contingent, liquidated or unliquidated, matured or unmatured or determined or determinable, or otherwise;

“Loan Loss Reserves” means the aggregate of the amounts recorded by the Company as “reserves for loan losses” and “reserves for losses on guarantees” on its consolidated balance sheet, in accordance with Korean GAAP and applicable Law;

“Loan Portfolio” has the meaning set out in Part 1 of Schedule 2;

“Lone Star” has the meaning ascribed to it in the recitals;

“Lone Star Agreement” means the share purchase agreement dated 19 May 2006 and made between Lone Star and the Purchaser, relating to the sale and purchase of the Lone Star Shares;

“Lone Star Directors” means the non-standing directors of the Company, other than those nominated by the Bank of Korea, Commerzbank AG or KEXIM;

“Lone Star Non-Company Warranties” means each of the Seller’s Warranties (as defined in the Lone Star Agreement) given in paragraphs 1(a) (Corporate Organization and Qualification); 2 (Authorization of Agreement); 3(a)(i) and 3(b) (Consents; No Conflicts); 4(d) (Capitalization; Securities); 23(b) (Finder’s Fees); 26 (Shareholders’ Agreements); and 27 (Taxes) of Part 1 of Schedule 2 to the Lone Star Agreement;

“Lone Star Shares” means the 416,750,000 shares of common stock in the Company each having a par value of Won 5,000 to be sold by Lone Star pursuant to the terms of the Lone Star Agreement;

“Losses” or “Loss” means all losses, charges, settlements, awards, demands, offsets, Proceedings, judgments, order, writ, decree, ruling or injunction (temporary or permanent), costs, damages (including punitive, special and consequential damages), Liabilities, lost profits, diminution in value, reasonable out-of-pocket costs, expenses and reasonable attorneys’ fees (including any such reasonable out-of-pocket costs, expenses and attorneys’ fees incurred in enforcing a party’s right to indemnification against any indemnifying party or with respect to any appeal) and penalties and interest, if any;

“made available” means, with respect to any document, that true and accurate physical or electronic copies of the document, together with all amendments (as of the date of the Lone Star Agreement), have been provided to the Purchaser or its representatives;

“Material Adverse Effect” means any adverse effect on the business, assets, liabilities, capital, liquidity, financial condition or results of operations of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, provided, however, that Material Adverse Effect shall not be deemed to include: (i) any effect resulting from changes in general economic, financial, political, market or regulatory conditions or from changes affecting generally companies carrying on similar businesses in Korea or other countries in which the Company and its Subsidiaries conduct business, except to the extent any such effect has had or would reasonably be expected to have a disproportionately adverse effect (where such disproportionality is material) on the Company and its Subsidiaries (taken as a whole) relative to other nationwide commercial banks in Korea together with their Subsidiaries; and (ii) any matters of which the Purchaser has actual knowledge as at the date of this Agreement (excluding any facts not in existence or not known by the Purchaser or its advisers as of the date of this Agreement, the impact of which shall be taken into account in determining whether there has been a Material Adverse Effect, but only to the extent that such facts have increased the adverse effect of the matter in question beyond that which would have occurred in the absence of such facts);

“Non-Performing Loans” means the aggregate amount of assets of the Company, including assets held in the trust accounts of the Company subject to principal or dividend guarantees, that are classified in an asset quality category equivalent to or worse than “gojeong” pursuant to the asset classification standards under the applicable Korean Law as currently in effect;

“Notice” has the meaning set out in Clause 11.11.1;

“NPL/Precautionary Loans” means, collectively, (i) Non-Performing Loans and (ii) the aggregate amount of assets of the Company, including assets held in the trust accounts of the Company subject to principal or dividend guarantees, that are classified as “yojueui” pursuant to the asset classification standards under the applicable Korean Law as currently in effect;

“Person” means any individual, corporation, company, association, partnership, limited liability company, joint venture, trust, unincorporated organization or Governmental Authority;

“Proceeding” means any and all judicial, administrative or regulatory claims, suits, actions, arbitrations, investigations or proceedings;

“Proposal” means any inquiry, proposal or offer (or any amended or revised proposal or offer) from any Person relating to any (i) direct or indirect acquisition or purchase of any equity securities of the Company or any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 10 per cent. or more of the securities with voting power of the Company, (ii) Business Combination relating to the Company, (iii) liquidation, dissolution or similar transaction involving the Company or (iv) other transaction the consummation of which would prevent or materially delay the Closing;

“Purchase Price” has the meaning set out in Clause 3.1.1;

“Purchaser” has the meaning ascribed to it in the Recitals;

“Purchaser Required Regulatory Approvals” means the FSC Approval, the FTC Approval (to the extent required by applicable Law) and such other Regulatory Approvals required to be made or obtained, as the case may be, in connection with the Transactions on or prior to the Closing by the Purchaser or its Subsidiaries with any Governmental Authority in or outside Korea;

“Regulatory Approvals” means any and all certificates, permits, licenses, franchises, concessions, grants, consents, approvals, orders, registrations, authorizations, waivers, variances or clearances from, or declarations, filings or registrations with, or notices to, or disclosure to or mandated by, any Governmental Authority, and the expiration of any and all waiting periods imposed by applicable Law, in each case which is material;

“Regulatory Condition” means, with respect to any Regulatory Approval (including but not limited to the FSC Approval and the FTC Approval), any condition, other than a condition that the Company undertake a Business Combination with the Purchaser, imposed by the applicable Governmental Authority in connection with the granting of such approval or consent that, if accepted, would materially and adversely affect the combined business of the Purchaser and its Subsidiaries (including the Company and its Subsidiaries) as a whole in Korea as constituted immediately following Closing;

“Required Regulatory Approvals” means the Company Required Regulatory Approvals, the Purchaser Required Regulatory Approvals and the KEXIM Required Regulatory Approvals;

“Related Party” means any Person who (at the time when the determination is to be made) (i) holds 5 per cent. or more of the outstanding issued securities with voting power of the Company (other than the Bank of Korea, Commerzbank AG and KEXIM), (ii) is a Subsidiary of the Company or (iii) is a company over which Lone Star Fund IV (U.S.), L.P. has Control, and “Related Parties” shall be construed accordingly;

“Shareholders Meeting Notice Date” has the meaning set out in Clause 6.1.5;

“Share Price” means the price per Share payable by the Purchaser pursuant to this Agreement;

“Share Purchase Agreement” means the Share Purchase Agreement dated August 27, 2003 by and between Lone Star Fund IV (U.S.), L.P., Commerzbank AG and KEXIM;

“Share Purchase Documents” means this Agreement, the Lone Star Agreement and any other documents executed in connection with this Agreement and/or the Lone Star Agreement;

“Shareholders Agreement” means the Shareholders Agreement dated October 31, 2003 by and between Commerzbank AG, KEXIM and LSF-KEB Holdings, SCA;

“Stock Exchange” means the Stock Market Division of the Korea Exchange;

“Subsidiary” means (i) as to any Person (including the Company), any other Person (x) of which more than 50 per cent. of the securities or equity interests are owned or Controlled, directly or indirectly, by such first Person or one or more of its Subsidiaries or by such first Person and one or more of its Subsidiaries, (y) of which ownership interests having the ability to designate or elect more than 50 per cent. of the board of directors is held, directly or indirectly, by such first Person and its Subsidiaries or (z) of which the first Person or any other Subsidiary of the first Person is a general partner, and (ii) with respect to the Company, any Person that is required to have its accounts consolidated with the Company in the Company’s consolidated financial statements prepared under Korean GAAP.

“Transactions” means the transactions contemplated by this Agreement;

“Taxation” or “Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local or foreign governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any Person and all penalties, charges, costs and interest relating thereto;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration or collection of Taxation or enforcement of any Law in relation to Taxation;

“U.S.$” or “U.S. dollars” means the currency of the United States of America;

“Voting and Procurement Rights” means as to any Person (but subject always to the fiduciary duties of any relevant director or officer and in compliance with any applicable Law) (i) all rights of such Person as a shareholder of any company to vote at general or special meetings of such company, (ii) all powers to procure that any director of such company who has been nominated by such Person as a director of such company vote at board meetings of such company in accordance with the wishes of such Person and (iii) all powers of such Person, using all reasonable efforts, to affect, directly or indirectly through directors nominated by such Person, the direction of the management and policies of such company (including, without limitation, any power to direct the actions of the executive officers of such company);

“Waiver and Release Agreement” means the waiver and release agreement dated October 31, 2003 by and between Commerzbank AG, KEXIM, LSF-KEB Holdings, SCA and the Company;

“Wholly-owned Subsidiary” means a Subsidiary which is directly or indirectly beneficially owned by the Company as to 99 per cent. or more of its issued share capital and voting rights; and

“Won”, “Korean Won” and “(Won)” means the currency of Korea.

1.2	Modification, etc., of Statutes

References to a statute or statutory provision include:

1.2.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

1.2.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

1.2.3	any subordinate legislation made from time to time under that statute or statutory provision which is in force at the date of this Agreement.

1.3	Singular, Plural, Gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	Schedules, Etc.

References to this Agreement shall include any Recitals, Schedules, Exhibits and the Disclosure Schedules to it and references to Clauses, Schedules, Exhibits and the Disclosure Schedules are to Clauses of, Schedules to, Exhibits to and the Disclosure Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.5	Headings

The headings and the table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

1.6	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.7	KEXIM’s Knowledge

The expression “so far as KEXIM is aware” (or comparable expressions) when used in this Agreement shall be deemed to mean the actual knowledge of the Lone Star Directors after consultation with and review of the Seller’s Warranties by the CEO of the Company as at the date of the Lone Star Agreement and the Closing Date, and such knowledge shall, in so far as it requires a view or opinion to be taken in relation to law, regulation or practice in any relevant jurisdiction, be based on the relevant individual’s actual understanding and interpretation of such law, regulation or practice in relation to the relevant matter (after such consultation and review).

2	Agreement to Sell the KEXIM Shares

2.1.1	On and subject to the terms of this Agreement, KEXIM agrees to sell and the Purchaser agrees to purchase the KEXIM Shares.

2.1.2	The KEXIM Shares shall be sold by KEXIM free and clear of all Encumbrances and together with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing by reference to any record date prior to Closing).

2.1.3	KEXIM shall procure that on or prior to Closing any and all rights of pre-emption over the KEXIM Shares which it is selling are irrevocably waived by the Persons entitled thereto.

2.1.4	The sale of the KEXIM Shares shall be executed by way of a private, off-market transaction settled on the Closing Date.

2.1.5	KEXIM acknowledges that that Purchaser may wish to assign some (but not all) of its rights to purchase KEXIM Shares pursuant to this Agreement to one or more co-purchasers on substantially the terms of this Agreement. KEXIM agrees to such assignment on the condition that, following such assignment, the Purchaser shall remain jointly and severally liable to purchase and pay the Purchase Price for such KEXIM Shares forthwith upon any default in payment by any assignee, including as a result of any failure by such assignee to obtain within 115 days from the date of the Lone Star Agreement such Regulatory Approvals (the “Co-Purchaser Required Regulatory Approvals”) required to be made or obtained, as the case may be, in connection with the Transactions on or prior to the Closing by such assignee with any Governmental Authority in or outside Korea.

2.1.6	To the extent the Purchaser Required Regulatory Approvals do not permit the Purchaser to acquire all the KEXIM Shares the subject of this Agreement, the Purchaser shall ensure that the KEXIM Shares not acquired by the Purchaser shall be acquired by one or more Co-Purchaser which shall have obtained appropriate Co-Purchaser Required Regulatory Approvals.

3	Consideration

3.1	Amount

3.1.1	The consideration for the sale and purchase of the KEXIM Shares under this Agreement shall be an amount in cash equal to the sum of Won 612,778,682,400 (the “Purchase Price”) representing Won 15,200 per Share.

3.1.2	The Purchase Price (subject to Clauses 11.9.3 and 11.9.4) shall be paid by the Purchaser to KEXIM in accordance with Clauses 3.1.3.

3.1.3	Subject to Clauses 11.9.3 and 11.9.4, the Purchaser shall pay by wire transfer of immediately available funds to such bank account in Korea designated by KEXIM the amount of the Purchase Price set out against KEXIM’s name.

4	Conditions

4.1	Conditions to the Purchaser’s Obligations

The Purchaser’s obligation to purchase the KEXIM Shares in accordance with Clause 2 is conditional upon the satisfaction of the following conditions, or their satisfaction subject only to Closing:

4.1.1	(i) no order, injunction, judgment or decree issued by any Governmental Authority or other legal restraints or prohibition preventing the consummation of the Transactions shall be in effect; (ii) no bona fide official Proceeding initiated by any Governmental Authority shall be pending that (x) presents a reasonable prospect of materially restraining, enjoining or otherwise preventing the consummation of the Transactions or resulting in the same or (y) seeks to recover any material damages or other material relief (other than in respect of Tax) from the Purchaser as a result of the Transactions; and (iii) no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, materially restricts or makes illegal the consummation of the Transactions;

4.1.2	(i	)	the Purchaser shall have obtained all Purchaser Required Regulatory Approvals;

(ii)	KEXIM shall have obtained and delivered evidence reasonably satisfactory to the Purchaser to demonstrate that the Company has obtained all Company Required Regulatory Approvals and KEXIM has obtained all KEXIM Required Regulatory Approvals; and

(iii)	to the extent the Purchaser has made an assignment pursuant to Clause 2.1.5, all relevant assignees shall have obtained all Co-Purchaser Required Regulatory Approvals (provided, however, that the condition set forth in this sub-clause (iii) shall cease to apply after the expiration of 115 days from the date of the Lone Star Agreement);

4.1.3	(i	)	the KEXIM Non-Company Warranties contained in Clause 7.1 and Part 1 of Schedule 2 shall be true and correct in all respects, as of the date of this Agreement and at the Closing as if made on and as of the Closing Date (except those representations and warranties that are made as of a specific date shall be true and correct only as of such date);

(ii)	the KEXIM Operational Warranties contained in Clause 7.1 and Part 1 of Schedule 2 shall be true and correct in all respects as of the date of the Lone Star Agreement and at the Closing as if made on and as of the Closing Date (except those representations and warranties that are made as of a specific date shall be true and correct only as of such date);

disregarding, for the purposes of (i) above, any breaches or inaccuracies thereof that, individually or in the aggregate, are not material; and disregarding, for the purposes of (ii) above, any breaches or inaccuracies thereof that, individually or in the aggregate, do not and will not result in a Material Adverse Effect, except, in each case, to the extent that such breaches or inaccuracies referred to resulted from fraud, wilful misconduct or wilful concealment by KEXIM or any of its directors, officers or employees; and

(iii)	KEXIM shall have performed or complied with in all material respects all other obligations, undertakings and covenants required to be performed or complied with by it on or prior to the Closing.

4.1.4	KEXIM shall have delivered to the Purchaser at the Closing a certificate in form and substance satisfactory to the Purchaser dated the Closing Date and signed by a duly authorized officer of KEXIM to the effect that the conditions set forth in Clauses 4.1.3 and 4.1.7 have been satisfied;

4.1.5	all, and not less than all, of the KEXIM Shares shall be available for purchase by, and delivery to, the Purchaser at the Closing;

4.1.6	the Purchaser shall have received at the Closing written legal opinions from KEXIM’s Korean counsel, dated as of the Closing Date and substantially in the form set forth in Exhibit A, and reasonably satisfactory to the Purchaser in form and substance;

4.1.7	from the date of this Agreement to the Closing Date, no event, circumstance or development or combination of events, circumstances or developments shall have occurred that, individually or in the aggregate, has had or will have a Material Adverse Effect; and

4.1.8	the closing of the sale and purchase of the Lone Star Shares in accordance with the Lone Star Agreement shall have occurred or shall occur concurrently with the Closing.

4.2	Conditions to KEXIM’s Obligations

KEXIM’s obligation to sell the KEXIM Shares in accordance with Clause 2 is conditional upon satisfaction of the following conditions, or their satisfaction subject only to Closing:

4.2.1	(i) no order, injunction, judgment or decree issued by any Governmental Authority or other legal restraints or prohibition preventing the consummation of the Transactions shall be in effect; (ii) no bona fide official Proceeding initiated by any Governmental Authority shall be pending that (x) presents a reasonable prospect of materially restraining, enjoining or otherwise preventing the consummation of the Transactions or resulting in the same or (y) seeks to recover any material damages or other material relief (other than in respect of Tax) from KEXIM as a result of the Transactions; and (iii) no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, materially restricts or makes illegal the consummation of the Transactions;

4.2.2	KEXIM shall have obtained all KEXIM Required Regulatory Approvals and the Purchaser shall have obtained and delivered evidence reasonably satisfactory to KEXIM to demonstrate that (i) the Purchaser has obtained all Purchaser Required Regulatory Approvals and (ii) any Co-Purchaser has obtained all Co-Purchaser Required Regulatory Approvals;

4.2.3	the representations and warranties of the Purchaser set out in Clause 7.2 and Part 2 of Schedule 2 shall be true and correct in all respects, as of the date of this Agreement and at the Closing as if made on and as of the Closing Date (except those representations and warranties that are made as of a specific date shall be true and correct only as of such date), disregarding for this purpose any breaches or inaccuracies thereof that, individually or in the aggregate, are not material; and

the Purchaser shall have performed or complied with in all material respects all other obligations, undertakings and covenants required to be performed or complied with by it on or prior to the Closing;

4.2.4	the Purchaser shall have delivered to KEXIM at the Closing a certificate in form and substance satisfactory to KEXIM dated the Closing Date and signed by a duly authorized officer of the Purchaser to the effect that the conditions set forth in Clause 4.2.3 have been satisfied with respect to the Purchaser; and

4.2.5	the closing of the sale and purchase of the Lone Star Shares in accordance with the Lone Star Agreement shall have occurred or shall occur concurrently with the Closing.

4.3	Notifications; Waiver

4.3.1	Within two Business Days after the Purchaser obtains any of the Purchaser Required Regulatory Approvals and, if applicable, within two Business Days after any Co-Purchaser obtains any of the Co-Purchaser Required Regulatory Approvals, the Purchaser shall give notice thereof to KEXIM; and within two Business Days after KEXIM obtains any of the KEXIM Required Regulatory Approvals, KEXIM shall give notice thereof to the Purchaser.

4.3.2	The Purchaser may at any time waive in whole or in part and conditionally or unconditionally any and all of the conditions set out in Clause 4.1 by notice in writing to KEXIM.

4.3.3	KEXIM may at any time waive in whole or in part and conditionally or unconditionally any and all of the conditions set out in Clause 4.2 by notice in writing to the Purchaser.

5	Closing

5.1	Date and Place

Subject to Clause 4, Closing shall take place at 2 p.m. Seoul time at the offices of Kim & Chang, Seoul, Korea on the later of (i) the first Business Day which is 45 days or more from the date of the Lone Star Agreement and (ii) the fifth Business Day following fulfilment or waiver of the conditions set out in Clauses 4.1.2 and 4.2.2.

5.2	Closing Events

On Closing, KEXIM and the Purchaser shall comply with their respective obligations specified in Schedule 4.

5.3	Payment on Closing

On Closing, the Purchaser shall pay the Purchase Price in accordance with Clause 3.1.3.

6	Undertakings

6.1	KEXIM covenants to the Purchaser to undertake the following:

6.1.1	Operation of Business. During the period from the date of this Agreement and continuing until the Closing or termination of this Agreement, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) and to the extent permitted by applicable Law, KEXIM shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause the Company and each of its Subsidiaries to carry on its business in the ordinary course and in accordance with applicable Law and, to the extent consistent therewith, to (x) preserve intact its business organization, (y) keep available to itself the services of its current officers and employees and (z) preserve for itself the goodwill of its current customers and others with whom business relationships exist.

Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or consented to in writing by the Purchaser (such consent not to be unreasonably withheld or delayed), KEXIM shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause, to the extent permitted by applicable Law, the Company and its Subsidiaries not to:

(i)	declare or pay any dividends on, or make other distributions in respect of, any capital stock of the Company;

(ii)	(A) split, combine or reclassify any shares of its capital stock or issue or authorize, or propose the issuance of, any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (B) repurchase, redeem or otherwise acquire any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock; or (C) issue, deliver, sell, pledge or otherwise subject to any Encumbrance on, or authorize or propose the issuance, delivery, sale, pledge of or the imposition of any Encumbrance on, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares of its capital stock, or enter into any agreement with respect to any of the foregoing; except, in the case of sub-clause (C), for (x) the issuance of common stock of the Company upon the exercise or fulfilment of options issued or existing pursuant to Employment Agreements or Employee Benefit Plans, to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms or (y) the issuance of shares of capital stock of a Wholly-owned Subsidiary to the Company or other Wholly-owned Subsidiaries;

(iii)	amend its articles of incorporation, materially amend its internal regulations where such internal regulations are material to the business of the Company or amend any material term of any of its outstanding equity or equity-linked securities (including rights, warrants or options) or any of its outstanding debt securities with an outstanding principal amount in excess of Won 10 billion in the aggregate;

(iv)	make any capital expenditures other than those which are made in the ordinary course of business broadly consistent with the Business Plan or are necessary to maintain existing assets in good repair;

(v)	enter into any new line of business (for the avoidance of doubt, the offering of new products or services within the existing business lines of the Company and its Subsidiaries (as constituted as of the date of this

Agreement) in the ordinary course of business broadly consistent with past practice or the Business Plan shall not be deemed to be a violation of this paragraph (v));

(vi)	(A) enter into a Control Transaction; (B) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Company, other than in connection with foreclosures, settlements in lieu of foreclosure or loan or debt restructurings in the ordinary course of business or (C) open, close, sell or acquire any branches or file any application to establish, relocate or terminate the operations of any of its branches or offices other than in the ordinary course of business broadly consistent with past practice or the Business Plan;

(vii)	incur any material Indebtedness, except in the ordinary course of business broadly consistent with past practice or the Business Plan;

(viii)	take any action or fail to take any action that is intended to or may reasonably be expected to result in any of the conditions to Closing set forth in Clause 4 not being satisfied;

(ix)	materially change its methods of accounting or its accounting practices or policies in effect at December 31, 2005, except as required by changes in Korean GAAP or changes in applicable Law;

(x)	(A) except as required by applicable Law, adopt, amend, renew (other than in the ordinary course of business broadly consistent with past practice or the Business Plan) or terminate any Employment Agreement of a director or officer, Employee Benefit Plan or any collective bargaining agreement of the Company, (B) except for normal increases in the ordinary course of business broadly consistent with past practice or the Business Plan or except as required by applicable Law, increase in any manner the compensation or benefits of any director, officer or employee or pay or provide any compensation or benefits not required by any Employment Agreement, Employee Benefit Plan or collective bargaining agreement as in effect as of the date hereof or as amended in accordance with (A) above or (C) make any equity or equity-based grants or allocations under any Employment Agreement or Employee Benefit Plan (including, without limitation, the granting of stock options), and provided that nothing in this sub-clause 6.1.1 (x) shall restrict (1) the promotion of an individual to Managing Director (Sangmu) in the Service Delivery Group of the Company or any increase in his compensation or benefits resulting therefrom that makes such compensation or benefits broadly consistent with that of similarly situated officers of the Company or (2) the issuance of options to acquire up to an aggregate of 400,000 shares of common stock of the Company pursuant to and in accordance with the terms of stock option plans in force as of the date of this Agreement;

(xi)	sell, encumber, assign or otherwise dispose of, or agree to sell, encumber, assign or otherwise dispose of any of its material assets, properties or other material rights and agreements other than in the ordinary course of business broadly consistent with past practice or the Business Plan or pursuant to a sell-down process which has been agreed by the relevant creditor committee;

(xii)	create, renew, amend or terminate, fail to perform any material obligations under, waive or release any material rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any material Contract or lease for office space to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than in the ordinary course of business broadly consistent with past practice or the Business Plan;

(xiii)	except pursuant to written Company Contracts in effect on the date hereof pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, any of its officers, directors or any of their immediate family members (in each case other than in the ordinary course of its consumer banking business consistent with normal commercial banking practices) or any Related Parties;

(xiv)	make any material tax elections, unless required by applicable Law or made in the ordinary course of business broadly consistent with past practice or the Business Plan;

(xv)	pay, discharge, settle, compromise or satisfy, or agree to pay, discharge, settle, compromise or satisfy, any material claims or Liabilities, including taking any action to settle or compromise any material Proceedings, other than the payment, discharge, settlement, compromise or satisfaction, in the ordinary course of business broadly consistent with past practice or the Business Plan or in accordance with their terms, of Liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements or incurred since December 31, 2005 in the ordinary course of business broadly consistent with past practice or the Business Plan;

(xvi)	except as required by applicable Law or by existing plans for the implementation by the Company of capital and risk management systems and frameworks designed to comply with the applicable requirements under the Basel II Capital Accord implement or adopt any material change in its credit review or underwriting, asset and liability management or risk management policies, procedures or practices;

(xvii)	materially amend the Business Plan or materially amend or modify any other annual plan or budget of the Company for 2006; or

(xviii)	authorize, commit to or agree to any of the foregoing.

6.1.2	Actions by KEXIM. During the period from the date of this Agreement and continuing until the Closing, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Purchaser, KEXIM shall not:

(i)	sell, pledge, dispose of or create an Encumbrance on any KEXIM Shares;

(ii)	take any action or fail to take any action that is intended to or may reasonably be expected to result in any of the conditions to Closing set forth in Clause 4 not being satisfied;

(iii)	exercise any of its rights against the Company (including rights to indemnification) under the Share Subscription Agreement; or

(iv)	authorize, or commit or agree to any of the foregoing.

6.1.3	Access and Information. Without prejudice to the rights of the Purchaser under applicable Law, during the period from the date of this Agreement and continuing until the Closing or termination of this Agreement, KEXIM shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause, to the extent permitted by applicable Law, the Company and its Subsidiaries to give the Purchaser and its representatives reasonable access at all reasonable times to the properties, books and records of the Company and its Subsidiaries and to representatives of the Company and its Subsidiaries to discuss the business, finances, operations, risk management, regulatory status and other matters related to the Company and its Subsidiaries, in each case to the extent the Purchaser shall have requested such access at least three (3) Business Days in advance. Without limiting the generality of the foregoing, KEXIM shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause, to the extent permitted by applicable Law, the Company to (i) provide to the Purchaser and its representatives reasonable access to information with respect to the plans for and status of implementation by the Company of capital and risk management systems and frameworks designed to comply with the applicable requirements under the Basel II Capital Accord and (ii) cooperate with the Purchaser and its representatives in discussing (including with the applicable Governmental Authorities in Korea) potential adjustments to such plans, systems and frameworks necessary to harmonize them with those of the Purchaser.

The parties agree that all requests by the Purchaser pursuant to this Clause 6.1.3 shall, to the extent reasonably practicable, be submitted to, and processed by and dealt with by, a joint integration planning committee to be established by the Company and the Purchaser.

6.1.4	Alternative Transactions. During the period from the date of this Agreement and continuing until the Closing or termination of this Agreement KEXIM shall not, and shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause (to the extent permitted by applicable Law) the Company, its Affiliates and their respective officers and directors not to, directly or indirectly, (i) solicit or initiate any Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or otherwise facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Proposal or (iii) authorize, engage in or enter into any agreement or understanding with respect to any Proposal, in each case excluding this Agreement, all documents entered into pursuant to this Agreement and the Transactions.

6.1.5	Election of Directors. KEXIM shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause the Company to convene a shareholders meeting on or as close as reasonably practicable to the Closing Date (the agenda and date of such shareholders meeting and the notice date for such shareholders meeting (the “Shareholders Meeting Notice Date”) to be notified in writing by the Purchaser to KEXIM at least 10 Business Days before the Shareholders Meeting Notice Date) for the purpose of electing, conditional upon Closing, a new board of directors of the Company composed of individuals to be notified in writing by the Purchaser to KEXIM in accordance with Clause 6.1.7. KEXIM shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause the Company to nominate such individuals for election, and shall vote its KEXIM Shares in favor of the election of such individuals at such shareholders’ meeting as the new directors of the Company.

6.1.6	Delivery of Resignation Letter. On or before the Closing Date, KEXIM shall deliver to the Purchaser a letter of resignation addressed to the Company, effective as of the Closing Date, from each director of the Company (in his capacity as such and, if applicable, in his capacity as an officer) nominated by KEXIM.

6.1.7	Notification of Appointees. The Purchaser shall notify KEXIM in writing, at least 10 Business Days before the Shareholders Meeting Notice Date, of the identities of all eligible individuals the Purchaser wishes to be appointed as directors of the Company at Closing.

6.1.8	Withholdings. Prior to the Closing Date, KEXIM shall provide the Purchaser with all reasonable information and evidence as to the calculation of any amounts that are required to be, or not required to be, withheld by the Purchaser from the Purchase Price.

6.1.9	Third Party Consents. KEXIM shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause the Company to obtain all necessary waivers and third party consents for any Company Contract under which the consummation of the Transactions will, or may reasonably be expected to, conflict with, result in the breach of, constitute a default under, result in the acceleration of, or create in any Person the right to accelerate, terminate, suspend, modify, or cancel such Company Contract, including, without limitation, (i) the Facility Agreement in relation to a U.S. $130,000,000 Term Loan Facility, by and among the Company as borrower, Landesbank Schleswig-Holstein Girozentrale, Kiel, Natexis Banques Populaires, Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Bayerische Landesbank as Co-ordinating Arrangers, certain banks and Sumitomo Mitsui Banking Corporation as Agent, dated May 26, 2003 and (ii) the Facility Agreement in relation to a U.S. $200,000,000 Term Loan Facility, by and among the Company as borrower, Bayerische Landesbank, HSH Nordbank AG, Natexis Banques Populaires, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as Co-ordinating Arrangers, certain banks and Sumitomo Mitsui Banking Corporation as Agent, dated September 25, 2003.

6.2	The Purchaser covenants to KEXIM to undertake the following:

6.2.1	Directors’ and Officers’ Liability Insurance. For three (3) years after the Closing Date, the Purchaser shall use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause the Company to maintain in effect the Company’s current directors’ and officers’ liability insurance policy covering acts or omissions occurring on or prior to the Closing Date with respect to Mr. Gyu Lee (the “Insured Director”), on terms with respect to such coverage and amount no less favourable to the Insured Director than those of such policy in effect on the date hereof; provided, that the Purchaser may cause substitution thereof with policies of the Purchaser or its Affiliates (including self-insurance) containing terms with respect to coverage and amount no less favourable to the Insured Directors; provided, further, that in no event shall the Purchaser be required to pay aggregate premiums for insurance under this Clause 6.2.1 in excess of two hundred percent (200 per cent.) of the aggregate premiums with respect to the Insured Director paid for by the Company in fiscal year 2005 on an annualized basis for such purpose and, if the annual premium of such insurance coverage exceed such amount, the Purchaser shall use all reasonable efforts to cause the Company to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

6.2.2	Non-Provocation of Industrial Action. (i) The Purchaser shall use all reasonable efforts not to cause any material strike, lockout, stoppage or other industrial action by the employees or members of the workforce of the Company, provided that the execution, delivery and performance of this Agreement by the Purchaser shall not be deemed to have caused any such industrial action; (ii) the Purchaser shall work in good faith with the Company, and shall use all reasonable efforts in any discussions or disputes with the Korea Exchange Bank Labor Union, to avoid any material strike, lockout, stoppage or other industrial action by the employees or members of the workforce of the Company; and (iii) the Purchaser shall use all reasonable efforts to provide, as soon as reasonably practicable after the date of this Agreement, an integration plan reasonably acceptable to the Company relating to the employees and workforce of the Company.

6.3	Each of the parties, severally and not jointly, covenants to each other party to undertake the following:

6.3.1	Notifications. During the period from the date of this Agreement and continuing until the Closing, each party will notify the other parties in writing of any fact, condition or occurrence that is reasonably likely to result in any of its representations and warranties in this Agreement no longer being true at Closing as if made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date) or its failure to satisfy any of the conditions set forth in Clause 4; provided, however, that the delivery of any notice pursuant to this Clause 6.3.1 shall not affect the remedies available to any party receiving such notice.

6.3.2	Taking of Necessary Action. Each of the parties agrees to do or cause to be done all things required to be done by such party (and, in the case of KEXIM, to use all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause the Company to do all things required to be done by the Company) under applicable Laws to consummate the Transactions as soon as reasonably practicable, including using its best efforts to obtain all Required Regulatory Approvals applicable to it (and, in the case of KEXIM, using all reasonable efforts, including without limitation the exercise of its Voting and Procurement Rights, to cause the Company to obtain the Company Required Regulatory Approvals), and to cooperate with one another and the Company in taking all necessary actions with respect to the foregoing. Each of the parties agrees that all requests and enquiries from any Governmental Authority which relate to Required Regulatory Approvals shall be dealt with by the parties in consultation with each other and each party shall promptly co-operate with such Governmental Authority and provide all necessary information and assistance reasonably required by such Governmental Authority upon being requested to do so by another party or by the Company.

7	Representations and Warranties

7.1	KEXIM’s Representations and Warranties

7.1.1	KEXIM represents and warrants to the Purchaser as set forth in Part 1 of Schedule 2.

7.1.2	The Purchaser acknowledges and agrees that, save to the extent otherwise expressly provided in Part 1 of Schedule 2, KEXIM gives no representation or warranty with respect to the Transactions.

7.2	The Purchaser’s Representations and Warranties

7.2.1	The Purchaser represents and warrants to KEXIM as set forth in Part 2 of Schedule 2.

7.2.2	KEXIM acknowledges and agrees that, save to the extent otherwise expressly provided in Part 2 of Schedule 2, the Purchaser gives no representation or warranty with respect to the Transactions.

8	Liabilities

8.1	Limitation of Liabilities

8.1.1	The rights of the parties to make any claim or recover any amount by way of damages under this Agreement are subject to the limitations and exclusions set out in this Clause 8 and Schedule 3.

8.1.2	The obligations of KEXIM and Lone Star under the Share Purchase Documents shall be several obligations and not joint obligations. In the event of any conflict or inconsistency between this Clause 8.1.2 and any other provision of this Agreement or the Lone Star Agreement, this Clause shall prevail.

8.2	Method of Asserting Claims

Claims by the Purchaser under this Agreement shall be made in accordance with paragraph 2 of Schedule 3.

8.3	Fair Disclosure

The KEXIM Warranties are subject to the matters which are fairly disclosed in this Agreement, the Lone Star Agreement or the Disclosure Schedules. Any matter fairly disclosed in the Disclosure Schedules against specific KEXIM Warranties is deemed to be disclosed generally for the purposes of this Agreement, and the Purchaser shall have no claim under this Agreement or otherwise in respect of such matters or Losses arising from them. A matter is deemed to be fairly disclosed for the purposes of this Agreement if such matter is fairly disclosed in the Disclosure Schedules in sufficient detail to enable the

Purchaser, upon a diligent review of the Disclosure Schedules (together with documents and information referenced therein) and taking into account the Purchaser’s industry knowledge and the assistance and expertise of its professional advisers, to reasonably assess the impact of such disclosure on the Company and its Subsidiaries taken as a whole.

8.4	Mitigation of Losses

The parties shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

8.5	Double Claims

Neither the Purchaser nor KEXIM shall be entitled to recover from the other party under this Agreement more than once in respect of the same Losses suffered.

8.6	Reduction of Losses

The amount of any claim for a Loss under this Agreement shall be reduced (i) (x) if the Purchaser is making the claim for a Loss, to the extent the Purchaser or the Company or its Subsidiaries receive any insurance proceeds with respect to such Loss; or (y) if KEXIM is making the claim for a Loss, to the extent KEXIM receives any insurance proceeds with respect to such Loss; and (ii) to take into account any payment actually received by the applicable party with respect to such Loss.

8.7	The Purchaser acknowledges and agrees (for the benefit of KEXIM and the CEO of the Company) that, in the absence of fraud, wilful misconduct or wilful concealment by the CEO of the Company in carrying out the consultation and review contemplated by Clause 1.7 of this Agreement, the Purchaser shall not have any Claim, and expressly waives any Claims it may have now or in the future, against the CEO of the Company arising out of or in connection with the consultation and review contemplated by Clause 1.7 of this Agreement.

9	Termination Rights

9.1	Termination

This Agreement:

9.1.1	may be terminated at any time by mutual written consent of KEXIM and the Purchaser;

9.1.2	may be terminated at any time by either the Purchaser or KEXIM, if the Closing shall not have taken place within 120 days of the date of the Lone Star Agreement;

9.1.3	may be terminated at any time if the Purchaser has complied with its material obligations hereunder, by the Purchaser, by giving written notice to KEXIM, if KEXIM shall have breached or failed to perform any of its representations, warranties, undertakings or obligations under this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Clause 4.1 and (ii) is incapable of cure or has not been cured within ten days following the giving of written notice of such breach to KEXIM; or

9.1.4	may be terminated at any time if KEXIM has complied with its material obligations hereunder, by KEXIM by giving written notice to the Purchaser, if the Purchaser shall have breached or failed to perform any of its representations, warranties, undertakings or obligations under this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Clause 4.2 and (ii) is incapable of cure or has not been cured within ten days following the giving of written notice of such breach to the Purchaser; and

9.1.5	shall terminate automatically upon termination of the Lone Star Agreement.

9.2	Effect of Termination

9.2.1	Upon termination of this Agreement in accordance with Clause 9.1, except for the provisions of Clauses 1, 8, 9.2, 10 and 11.2 to 11.15 and Schedule 3 (which shall survive termination), this Agreement shall become void and have no effect and, except pursuant to such surviving provisions, no party to this Agreement shall have any liability to any of the other parties or their respective Affiliates, directors, officers or employees.

9.2.2	In the event that the Agreement is terminated pursuant to Clause 9.1.2, 9.1.3, 9.1.4 or 9.1.5, nothing herein will relieve any party from liability for any breach of this Agreement prior to such termination.

10	Confidentiality

10.1	Announcements

Pending Closing, no announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any of the Purchaser, KEXIM or their respective Affiliates without the prior written approval of KEXIM and the Purchaser. This shall not affect any announcement or circular required by Law but the party with an obligation to make an announcement or issue a circular shall consult with each of the other parties insofar as is reasonably practicable before complying with such an obligation.

10.2	Confidentiality

10.2.1	The parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement, including any information provided under Clause 6.1.3, (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the existence and the provisions of this Agreement and of any agreement entered into pursuant to this Agreement; or

(b)	the negotiations relating to this Agreement (and any such other agreements).

10.2.2	Clause 10.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by Law;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in either of KEXIM or the Purchaser;

(iii)	the disclosure or use is required for the purpose of any Proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)	the disclosure is made to professional advisers or potential sources of financing or capital on terms that such professional advisers or potential sources of financing or capital undertake to comply with the provisions of Clauses 10.2.1 and 10.2.2 in respect of such information as if they were a party to this Agreement; or

(v)	the information is or becomes publicly available (other than by breach of this Agreement),

provided that prior to disclosure or use of any information pursuant to Clause 10.2.2(i), (ii) or (iii), the party concerned shall promptly notify the other party of such requirement with a view to providing that other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

11	Other Provisions

11.1	Further Assurances

11.1.1	KEXIM and the Purchaser shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of KEXIM or the Purchaser may reasonably require to transfer the KEXIM Shares to the Purchaser and to give each of them the full benefit of this Agreement.

11.1.2	The Purchaser shall, and shall procure that each of the Company and its Subsidiaries shall, retain for a reasonable period from Closing the books, records and documents of the Company or such Subsidiary to the extent they relate to the period prior to Closing and shall, and shall procure that the Company or such Subsidiary shall, allow KEXIM reasonable access to such books, records and documents, at KEXIM’s expense.

11.2	Whole Agreement

11.2.1	This Agreement contains the whole agreement between KEXIM and the Purchaser relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by Law which may be excluded by contract and supersedes any previous written or oral agreement between KEXIM and the Purchaser in relation to the matters dealt with in this Agreement.

11.2.2	So far as is permitted by Law, and except as otherwise provided in this Agreement or in the case of fraud, wilful misconduct or wilful concealment, each of KEXIM and the Purchaser agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) which the parties hereby waive.

11.2.3	In Clauses 11.2.1 and 11.2.2, “this Agreement” includes the Lone Star Agreement and all documents entered into pursuant to this Agreement.

11.3	Reasonableness

Each of KEXIM and the Purchaser confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the terms of Clauses 11.2 (Whole Agreement) and 11.10 (Interest) and agrees that the provisions of this Agreement (including all documents entered into pursuant to this Agreement) are fair and reasonable.

11.4	Assignment

Except as otherwise expressly provided in this Agreement, neither KEXIM without the consent of the Purchaser, nor the Purchaser without the consent of KEXIM, may assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

11.5	Third Party Rights

Nothing in this Agreement shall convey any rights upon any Person that is not a party to this Agreement.

11.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of KEXIM, Lone Star and the Purchaser.

11.7	Time of the Essence

Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between KEXIM and the Purchaser.

11.8	Method of Payment

Wherever in this Agreement provision is made for the payment by one party to another, such payment shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by wire transfer or other electronic means to be effected on or before the due date for payment.

11.9	Costs, Tax and Withholdings and Deductions

11.9.1	The costs incurred by KEXIM in connection with the preparation, negotiation and entry of and into this Agreement and the sale of the KEXIM Shares shall be borne by KEXIM.

11.9.2	The costs incurred by the Purchaser in connection with the preparation, negotiation and entry of and into this Agreement and the purchase of the KEXIM Shares shall be borne by the Purchaser.

11.9.3	Each party shall be responsible for the payment of any and all Tax for which it may be liable under applicable Law.

11.9.4	All sums payable under this Agreement shall be subject to any deductions, withholdings, set-offs or counterclaims of any Tax that may be required under applicable Law.

11.10	Interest

If any party defaults in the payment when due of any sum payable under this Agreement, (howsoever determined) the liability of that party shall be increased to include interest on such sum at the rate of 10 per cent. per annum from the date when such payment is due until the date of actual payment (as well after as before judgment). Such interest shall accrue from day to day.

11.11	Notices

11.11.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing; and

(ii)	delivered by hand, fax, pre-paid first class post or courier using an internationally recognised courier company.

11.11.2	A Notice to KEXIM shall be sent to the following address, or such other person or address as KEXIM may notify to the Purchaser and Lone Star from time to time:

Export-Import Bank of Korea
16-1, Yoido-dong
Youngdungpo-gu
Seoul 150-996
Korea

Fax: (822) 3779 6740

Attention: Ho-Soon Jang, Director General of Treasury Department

11.11.3	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to KEXIM and Lone Star from time to time:

Kookmin Bank
9-1, 2-ga, Namdaemoon-ro, Jung-gu
Seoul 100-703, Korea

Fax: (822) 2073-7298

Attention: Dong Cheol Lee, General Manager

11.11.4	A Notice to Lone Star shall be sent to the following address, or such other person or address as Lone Star may notify to the Purchaser and KEXIM from time to time:

LSF-KEB Holdings SCA
9, Boulevard de la Plaine
B-1050 Brussels
Belgium

Fax: 32 2 290 24 01

Attention: Michael Thomson

11.11.5	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	five Business Days after posting, if delivered by pre-paid first class post;

(ii)	at the time of delivery, if delivered by hand or courier; or

(iii)	at the time of transmission in legible form, if delivered by fax.

11.12	Invalidity

11.12.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

11.12.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 11.12.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 11.12.1, not be affected.

11.13	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each of the parties may enter into this Agreement by signing any such counterpart.

11.14	Specific Performance

The parties to this Agreement specifically acknowledge that monetary damages are not an adequate remedy for any violation of this Agreement, and that any party to this Agreement may, in accordance Clause 11.15.2, apply to a court of competent jurisdiction for such equitable relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation of its terms and each party waives any objection to the imposition of relief of an equitable nature if warranted.

11.15	Governing Law and Submission to Jurisdiction

11.15.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with Korean Law.

11.15.2	Each of the parties irrevocably submits to the non-exclusive jurisdiction of the Seoul Central District Court to settle any disputes arising out of or in connection with this Agreement.

In witness whereof this Agreement has been duly executed on the date first above written.

The Export-Import Bank of Korea

By: /s/ Dong-Kyu Shin

Dong-Kyu Shin
Chairman and President

Kookmin Bank

By: /s/ Chung Won Kang

Chung Won Kang
President and CEO

LSF-KEB Holdings SCA

By: Lone Star Capital
Management Sprl
Its statutory manager

By: /s/ Michael D. Thompson

Michael D. Thompson
Permanent Representative

For the purposes of Clauses 8.1.2, 11.6 and 11.11, and amending the Lone Star Agreement only

Schedule 1

Details of the KEXIM Shares

(1) Name of seller	(2) Shares	(3) Purchase Price
KEXIM	40,314,387	(Won)612,778,682,400

Schedule 2

Part 1: Representations and Warranties Given by KEXIM

KEXIM represents and warrants to the Purchaser that all of the KEXIM Non-Company Warranties contained in this Schedule 2, Part 1 are true and correct as of the date of this Agreement and as of the Closing Date, and all of the KEXIM Operational Warranties contained in this Schedule 2, Part 1 are true and correct as of the date of the Lone Star Agreement and as of the Closing Date; provided that each of the KEXIM Operational Warranties is qualified in its entirety by, and is given only to the extent of, the KEXIM’s awareness as set out in Clause 1.7 of this Agreement:

1	Corporate Organization and Qualification.

(a)	KEXIM is a statutory judicial corporation duly organized and validly existing under the Laws of Korea, has all power and authority required to use its properties and conduct its business as it is now being conducted.

(b)	Each of the Company and its Subsidiaries is a corporation duly organized and validly existing under the Laws of the jurisdiction of its incorporation, has all power and authority required to use its properties and conduct its business (including, in respect of the Company, its merchant banking business) as it is now being conducted and is duly licensed to do business in each jurisdiction in which it is required to be so licensed. The Disclosure Schedules set forth each jurisdiction in which the business of each of the Company and its Subsidiaries requires it to be licensed. Lone Star has made available the articles of incorporation, internal regulations relating to the board of directors of the Company and the committees thereunder (other than the audit committee(s)) and other constitutional documents of each of the Company and its Korean Subsidiaries as currently in effect. Lone Star has also made available the minute books for each meeting of the shareholders and each meeting of the board of directors of each of the Company and its Korean Subsidiaries since November 1, 2003.

2	Authorization of Agreement.

(a)	KEXIM has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of KEXIM, and no shareholder action is required in connection therewith.

(b)	This Agreement has been duly executed and delivered by KEXIM and constitutes a valid and binding obligation of KEXIM, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally and by general principles of equity.

3	Consents; No Conflicts.

(a) (i)	Except for the KEXIM Required Regulatory Approvals, no registration or filing with, consent or approval of or any other action by any Governmental Authority or any other Person is required to have been or will be required to be obtained by KEXIM in connection with the execution, delivery and performance of the this Agreement; and (ii) except for the Company Required Regulatory Approvals, no registration or filing with, consent or approval of or any other action by any Governmental

Authority or any other Person is required to have been or will be required to be obtained by the Company in connection with the execution, delivery and performance of this Agreement by KEXIM.

(b)	The execution, delivery and performance by KEXIM of this Agreement will not: (i) violate any provision of the articles of incorporation, internal regulations or other governing documents of KEXIM; (ii) give rise to any pre-emptive or similar rights on behalf of any Person to acquire the KEXIM Shares or result in the imposition of any Encumbrance upon the KEXIM Shares; (iii) result in the violation of any Law or Regulatory Approvals applicable to KEXIM; or (iv) violate or constitute a default under or give rise to any third party rights under any material Contract applicable to KEXIM or its properties.

(c)	Except as set forth in the Disclosure Schedules, the execution, delivery and performance by KEXIM of this Agreement will not: (i) violate any provision of the articles of incorporation, internal regulations or other governing documents of the Company or any of its Subsidiaries; (ii) give rise to any pre-emptive or similar rights on behalf of any Person to acquire equity securities of the Company; (iii) result in the violation of any Law or Regulatory Approvals applicable to the Company or any of its Subsidiaries; (iv) violate or constitute a default under or give rise to any third party rights under any material Contract applicable to the Company, any of its Subsidiaries or any of their respective properties; or (v) result in the imposition of any Encumbrance upon any assets of the Company or any of its Subsidiaries.

4	Capitalization; Securities.

(a)	The Company has no obligations to issue or sell any other capital stock other than common stock reserved for issuance upon exercise of outstanding stock options as described in the Disclosure Schedules.

(b)	All outstanding common stock of the Company were duly authorized and validly issued and are fully paid and non-assessable.

(c)	The Company is not a party to any Contracts with respect to the governance or management of the Company or the exercise of voting rights in respect of equity securities of the Company.

(d)	KEXIM is, or at Closing will be. the sole owner of the KEXIM Shares, free and clear of all Encumbrances. KEXIM has full right, power and authority to sell, transfer and deliver the KEXIM Shares pursuant to this Agreement. Upon delivery of the KEXIM Shares and payment therefor, the Purchaser will receive good and marketable title to the KEXIM Shares, free and clear of all Encumbrances.

5	Subsidiaries.

(a)	The Disclosure Schedules list all of the Company’s Subsidiaries and the Company’s equity ownership interests in each Subsidiary as of the date of the Lone Star Agreement. For the avoidance of doubt, the trust accounts of the Company shall not be deemed a Subsidiary of the Company for purposes of this Agreement.

(b)	The Disclosure Schedules list all the equity ownership interests of the Company and each of its Subsidiaries in any other Person as of March 31, 2006, other than (i) listed securities held in the ordinary course of business representing less than 10 per cent. of securities with voting power of the issuer and (ii) other equity ownership interests valued at less than Won 5 billion.

(c)	The Disclosure Schedules list all obligations of the Company and each of its Subsidiaries as of the date of the Lone Star Agreement to purchase any equity securities of, or make any other equity investment in, any Person involving consideration with a value of at least Won 5 billion in each instance, in each case for its own account (and excluding, for the avoidance of doubt, any purchases or investments in any fiduciary or agency capacity).

6	Company Reports; Financial Statements; Financial Items.

(a)	Each of the (i) the Company’s annual reports (both the reports (saeopbogoseo) in the Korean language filed with the Stock Exchange and the FSC and the reports (yeongeopbogoseo) in the Korean language used for business purposes) for the years ended December 31, 2003, 2004 and 2005, (ii) the Company’s semi-annual reports (bangibogoseo) and quarterly reports (boongibogoseo) (filed with the Stock Exchange and the FSC in the Korean language) for the three-month, six-month and nine-month periods ended March 31, June 30 and September 30, 2003, 2004 and 2005 and (iii) the material documents filed by the Company with the FSC or the Stock Exchange or mailed to the Company’s shareholders since January 1, 2003, in each case as of the date thereof, complied in all material respects with the applicable requirements of each relevant Governmental Authority.

(b)	The Company Financial Statements (which are prepared in accordance with Korean GAAP applicable at the time of preparation) present fairly the consolidated financial position, results of operations, changes in capital surplus and retained earnings and cash flows of the Company and its consolidated Subsidiaries (if applicable) in conformity with Korean GAAP, as of the dates and for the periods covered thereby.

(c)	The Company Interim Financial Statements present fairly the financial position and results of operations of the Company in conformity with Korean GAAP, as of the dates thereof and for the periods covered thereby.

(d)	Lone Star has made available a copy of the Company’s current credit approval policies, regulations and guidelines. Except as set forth in the Disclosure Schedules, all loans and other credits of the Company or any of its Subsidiaries to any corporate borrower to which the Company or any of its Subsidiaries had a total credit exposure equal to or exceeding Won 25 billion have been approved in accordance with the Company’s internal regulations relating to lending authority in effect at their respective dates of origination and have been administered substantially in accordance with the applicable loan servicing and operating procedures and policies of the Company.

7	Undisclosed Liabilities.

(a)	Except as set forth in the Disclosure Schedules, as of December 31, 2005, there were no material liabilities or obligations of the Company or any of its consolidated Subsidiaries of any nature (whether or not contingent, and including material contingent liabilities relating to any put-back, loss compensation or similar arrangements related to the sale or disposition of any assets), whether or not required by Korean GAAP to be set forth on the balance sheet of the Company or its Subsidiaries, except (i) as reflected or fully reserved against on the Company 2005 Balance Sheet, (ii) as specified in the notes to the Company Financial Statements or (iii) for such liabilities and obligations incurred in the ordinary course of business and on arm’s-length terms.

(b)	Except as set forth in the Disclosure Schedules, since December 31, 2005, neither the Company nor any of its consolidated Subsidiaries has incurred any material liabilities or obligations of any nature (whether or not contingent, and including material contingent liabilities relating to any put-back, loss compensation or similar arrangements related to the sale or disposition of any assets), whether or not required by Korean GAAP to be reported, except (i) as reflected or fully reserved against in the balance sheet included in the most recent quarterly financial statements of the Company made available by Lone Star, (ii) as specified in the notes to such financial statements or (iii) for such liabilities and obligations incurred in the ordinary course of business and on arm’s-length terms.

8	Absence of Certain Changes. Except for the Transactions or as disclosed in the Disclosure Schedules, since December 31, 2005, there has not been, with respect to the Company or any of its Subsidiaries, any of the following:

(i)	any amendment of its articles of incorporation, material amendment of its internal regulations where such internal regulations are material to the business of the Company or other constitutional documents, or any material amendment of any material term of any of its outstanding equity or equity-linked securities (including rights, warrants or options) or any of its outstanding debt securities with an outstanding principal amount in excess of Won 10 billion in the aggregate;

(ii)	(x) any issuance (other than by a Wholly-owned Subsidiary to the Company or other Wholly-owned Subsidiaries) or sale, (y) any dividend or other distribution (other than by a Wholly-owned Subsidiary to the Company or other Wholly-owned Subsidiaries) or (z) any purchase or redemption, in each case involving any equity or equity-linked securities (including rights, warrants or options) of the Company or such Subsidiary;

(iii)	any acquisition or disposition of assets having a fair market value or for a purchase price in excess of Won 10 billion other than in the ordinary course of business or pursuant to a sell-down which has been approved by the relevant creditor committee;

(iv)	any material increase in Indebtedness, excluding (x) any Indebtedness reflected in the balance sheet included in the most recent quarterly financial statements of the Company made publicly available by Lone Star or (y) any increase in the ordinary course of business broadly consistent with past practice;

(v)	any material assets becoming subject to any Encumbrance other than in the ordinary course of business broadly consistent with past practice;

(vi)	any material amendment of (x) any Regulatory Approval required to conduct its business as presently conducted or (y) any loan agreement relating to Indebtedness (other than debt securities or loans between the Company and any Wholly-owned Subsidiary or between Wholly-owned Subsidiaries) of the Company or such Subsidiary in an amount in excess of Won 10 billion;

(vii)	any material damage, destruction, or other casualty loss (other than those covered by insurance) in excess of Won 20 billion in the aggregate or any thefts (other than covered by insurance) in excess of Won 10 billion in the aggregate;

(viii)	any corporate action approving or authorizing, or agreement or understanding relating to, a Control Transaction;

(ix)	any material change in financial accounting methods, principles or practices, except as required by Korean GAAP or applicable Law;

(x)	any settlements or compromises of any Proceedings in which (A) the Company or such Subsidiary is a defendant and the amount paid thereunder exceeds Won 20 billion in the aggregate, or (B) the Company or such Subsidiary is a plaintiff and the amount received thereunder exceeds Won 30 billion in the aggregate;

(xi)	any development that, individually or in the aggregate, has had or will have a Material Adverse Effect;

(xii)	any material change in the nature or scope of the current business or operations of the Company or such Subsidiary, excluding, for the avoidance of doubt, the offering of new products or services within the existing business lines of the Company and its Subsidiaries (as constituted as of the date of this Agreement) in the ordinary course of business broadly consistent with past practice; or

(xiii)	any corporate action authorizing or approving, or agreement to do, any of the foregoing.

9	Property.

(a)	Except as set forth in the Disclosure Schedules, each of the Company and its Subsidiaries has good and marketable title to their owned properties free and clear of any Encumbrances other than those that were granted in the ordinary course of business and do not materially interfere with the ordinary use of the relevant property.

(b)	Each of the Company and its Subsidiaries has made all material payments and is not in material default under any of its leases, all of which are in full force and effect.

(c)	Except as set forth in the Disclosure Schedules, each of the Company and its Subsidiaries (i) has the necessary rights to use all Intellectual Property used in the conduct of its business, (ii) is in compliance with such Intellectual Property rights and (iii) has not received any notice in connection with, and has no knowledge of, any material infringement of or conflict with asserted rights of others with respect to such Intellectual Property or any material challenge to or claim against the rights of the Company or such Subsidiary with respect to such Intellectual Property or its use of such Intellectual Property in its business. Such Intellectual Property is in full force and effect, and will not cease to be in full force and effect by virtue of the Transactions.

10	Litigation. Except as disclosed in the Disclosure Schedules, (i) there are no pending or, so far as KEXIM is aware, threatened Proceedings against or affecting the Company or any of its Subsidiaries that (x) individually involve claims against the Company or such Subsidiary in excess of Won 2 billion, (y) individually or in the aggregate could reasonably be expected to have a Material Adverse Effect or (z) seek to materially delay or prevent, or obtain material damages or other material relief with respect to, the performance of the Transactions, and (ii) there are no judgments, decrees, injunctions or orders that, individually or in the aggregate, will have a Material Adverse Effect.

11	Compliance with Laws; Regulatory Approvals. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws and has obtained all Regulatory Approvals necessary for the conduct of its business. Except as set forth in the Disclosure Schedules, since January 1, 2003, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Authority regarding (i) any actual or potential revocation or other adverse change with respect to any Regulatory Approval or (ii) any alleged violations of any Law which, individually or in the aggregate, has had or will have a Material Adverse Effect.

12	Agreements with Regulatory Agencies.

(a)	Except as set forth in the Disclosure Schedules, neither the Company nor any of its Subsidiaries has entered into any agreement with or made any undertaking to any Governmental Authority that materially restricts its business other than restrictions generally applicable to commercial banks in the jurisdiction of its operation and, so far as KEXIM is aware, no request for such an agreement or undertaking is pending or threatened.

(b)	Lone Star has made available copies of each agreement and undertaking set forth in the Disclosure Schedules pursuant to paragraph 12(a) above.

13	Taxes. Except as set forth in the Disclosure Schedules:

(a)	Each of the Company and its Subsidiaries has duly filed all Korean and other tax returns (including any information returns), reports and statements that are required to have been filed with the appropriate taxing authorities (except to the extent that any failure to so file is immaterial). Each of the Company and its Subsidiaries has paid all Tax required to have been paid for all relevant periods (other than Tax that (x) are being contested in good faith or (y) do not exceed Won 10 billion in the aggregate). All information provided in such returns, reports and statements was at the time of filing complete and accurate in all material respects;

(b)	No audits or investigations relating to any Tax for which the Company or any of its Subsidiaries may be liable are pending or, so far as KEXIM is aware, threatened by any taxing authority. There are no agreements or applications by the Company or any of its Subsidiaries for the extension of the time for filing any tax return or paying any Tax, nor have there been any waivers by the Company or any of its Subsidiaries of any statutes of limitation for the assessment of any Tax; and

(c)	Neither the Company nor any of its Subsidiaries is a party to any agreements relating to the sharing or allocation of Tax.

14	Employee Benefits Matters.

(a)	Except as set forth in the Disclosure Schedules or for action taken in compliance with Clause 6.1.6 of the Lone Star Agreement or Clause 6.1.6 of this Agreement, the execution, delivery and performance of the Lone Star Agreement will not accelerate the time of payment, vesting or funding of, or increase the amount of, compensation due or potentially due to any current or former officers, directors or employee or result in any other change in any obligation under any Employment Agreement or Employee Benefit Plan.

(b)	Lone Star has made available a copy of all Employment Agreements (with certain numbers redacted) for directors and officers of the Company and Employee Benefit Plans of the Company. Each of the Company and its Subsidiaries has timely made all material payments due under, and recorded on its books all amounts properly accrued in respect of, all Employment Agreements and Employee Benefit Plans.

(c)	All such Employment Agreements and Employee Benefit Plans comply in all material respects with all applicable Laws. There are no Proceedings pending with respect to any Employment Agreement or Benefit Plan, except for such Proceedings which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(d)	Except as set forth in the Disclosure Schedules, neither the Company nor any of its Subsidiaries provides, and has not agreed to provide, any material employee benefits other than pursuant to the Employment Agreements or the Employee Benefit Plans, and there are no obligations or commitments in force which would bind the Company or any such Subsidiary to grant or pay for material pension, early retirement or other benefits relating to retirement to current or former officers, directors or employees in excess of those provided by the Employment Agreements and the Employee Benefit Plans.

15	Labor.

(a)	Lone Star has made available copies of all collective bargaining agreements, collective wage agreements, standard form Employment Agreements and rules of employment generally applicable to employees of the Company.

(b)	All Employment Agreements, rules of employment, collective bargaining agreements and collective wage agreements comply in all material respects with all applicable Laws in the relevant jurisdictions. Each of the Company and its Subsidiaries is in compliance in all material respects with all Employment Agreements, rules of employment, collective bargaining agreements and collective wage agreements.

(c)	Except as set forth in the Disclosure Schedules, there are no pending or, so far as KEXIM is aware, threatened strikes, work stoppages or other material labor disputes relating to the Company or any of its Subsidiaries, other than those directly related to the Transactions.

(d)	Except as set forth in the Disclosure Schedules, each of the Company and its Subsidiaries is in compliance in all material respects (in accordance with industry practice) with all employment-related Laws.

16	Contracts.

(a)	Except as set forth in the Disclosure Schedules, there is no Company Contract (for the avoidance of doubt, excluding any Regulatory Approvals) that materially restricts (or limits to one or more geographic areas) the nature or type of business in which either (x) the Company or such Subsidiary may engage or (y) any direct or indirect shareholder of the Company or such Subsidiary may engage.

(b)	Neither the Company nor any of its Subsidiaries has violated the terms of, or is in default under, any Company Contracts, in any material respect.

(c)	The Disclosure Schedules set forth a list of all Company Contracts binding upon the Company or any of its Subsidiaries relating to any Control Transaction or to any joint venture, strategic alliance or material business cooperation arrangement. Neither the Company nor any of its Subsidiaries has received any written notices of default with respect to any provision of any such Company Contracts, and all such Company Contracts are in full force and effect and will not be materially impaired as a result of the Transactions.

(d)	Lone Star has made available each Contract set forth in the Disclosure Schedules pursuant to paragraph 16(c) above.

17	Insurance. Except as set forth in the Disclosure Schedules, each of the Company and its Subsidiaries is insured by reputable insurers against such losses and risks and in such amounts as is consistent, in all material respects, with applicable internal risk management guidelines of the Company.

18	Creditors; Borrowers.

(a)	No notices of material default, acceleration or termination have been received by the Company or any of its Subsidiaries from any of its creditors and, so far as KEXIM is aware, no such notices have been threatened.

(b)	The documentation relating to the loans made by the Company (including the amendments and modifications entered into from time to time) (collectively, the “Loan Portfolio”), and relating to all collateral or security for such loans, taken as a whole, and with the exception only of such loans which in the aggregate do not amount to a material portion of the Loan Portfolio, is adequate in all material respects for the enforcement of the terms of such loans and of the related Encumbrances, and accordingly the Company’s rights under such loans are enforceable, taken as a whole, with the exception only of rights under such loans as in aggregate do not amount to a material portion of the Loan Portfolio.

19	Derivative Instruments. Any swaps, caps, floors, futures, forward Contracts, option agreements, and any other derivative financial instruments, Contracts or arrangements (collectively, “Derivative Instruments”), whether entered into for the account of the Company or any of its Subsidiaries or for the account of one of their respective customers, were entered into in the ordinary course of business and in accordance with applicable Laws, applicable internal rules and guidelines of the Company or such Subsidiary. Each of the Company and its Subsidiaries has complied in all material respects with its obligations under such Derivative Instruments to the extent that such obligations have accrued and has not received any written notice of material default, acceleration or termination in respect of its Derivative Instruments from any counterparty.

20	Related Party Transactions.

(a)	Except as set forth in the Disclosure Schedules, (i) the Company is not a party to any Contract with any Related Party that is not on arm’s-length terms and (ii) no director or officer (or immediate family member thereof) of the Company or any of its Subsidiaries is a party to any Contract with the Company or any of its Subsidiaries (other than an Employment Agreement or a Contract entered into in the ordinary course of the Company’s or such Subsidiary’s consumer banking business consistent with normal commercial banking practices).

(b)	Lone Star has made available a copy of all Contracts with Related Parties listed in the Disclosure Schedules pursuant to paragraph 20(a) above.

21	Insolvency, Liquidation. Neither the Company nor any of its Subsidiaries (other than Metapayment & Trust Co.) is subject to liquidation, dissolution, work-out, composition, reorganization or bankruptcy proceedings, is generally unable to pay its debts as they become due, has made a general assignment for the benefit of its creditors or has taken any action in furtherance of, or indicated its consent to or acquiescence in, any of the foregoing.

22	Business Plan. Lone Star has made available a copy of the Company’s Business Plan.

23	Finder’s Fees. Except as set forth in the Disclosure Schedules:

(a)	there is no investment bank, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who may be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions; and

(b)	there is no investment bank, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of KEXIM who may be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.

24	Internal Controls. Lone Star made available a copy of all material correspondence between the Company’s management and its independent auditors from January 1, 2004 until the date of the Lone Star Agreement, regarding the adequacy of the Company’s internal controls.

25	Anti-Money Laundering. The policies, procedures and practices adopted or adhered to by each of the Company and its Subsidiaries regarding the prevention of money laundering comply in all material respects with applicable Law and there has not been any material breach of, or failure to comply with, any such policies, procedures and practices by the Company or any of its Subsidiaries.

26	Shareholders’ Agreements. Other than the Shareholders Agreement, the Share Purchase Agreement and the Waiver and Release Agreement, there are no Contracts between KEXIM and any other shareholder of the Company relating to the KEXIM Shares or any rights attaching thereto or the management of the Company.

Part 2: Representations and Warranties Given by the Purchaser

The Purchaser represents and warrants to KEXIM that all of the statements contained in this Schedule 2, Part 2 are true and correct as of the date of this Agreement and as of the Closing Date:

1	Corporate Organization and Qualification. The Purchaser is a corporation duly organized and validly existing under the Laws of the jurisdiction of its incorporation, has all power and authority required to use its properties and conduct its business as it is now being conducted.

2	Authorization of Agreement.

(a)	The Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser, and no shareholder action is required in connection therewith.

(b)	This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally and by general principles of equity.

3	Consents; No Conflicts.

(a)	Except for the Purchaser Required Regulatory Approvals, no registration or filing with, or consent or approval of or other action by any Governmental Authority or any other Person is required to have been or will be required to be obtained by the Purchaser in connection with the execution, delivery and performance of the this Agreement.

(b)	The execution, delivery and performance by the Purchaser of this Agreement will not: (i) violate any provision of the articles of incorporation or other constitutional documents of the Purchaser; (ii) result in the violation of any Law or Regulatory Approval applicable to the Purchaser; or (iii) violate or constitute a default under or give rise to any third party rights under any material Contract applicable to the Purchaser or any of their respective properties.

4	Availability of Funds. At the relevant time for payment, the Purchaser will be able to pay the Purchase Price from its existing banking facilities and available cash.

5	Sophisticated Investor. The Purchaser is a sophisticated investor and its decision to purchase the KEXIM Shares is based upon its own independent assessment of the financial and other affairs of the Company and of the other factors considered relevant by it to the acquisition of the KEXIM Shares.

6	Bank Act. The Purchaser meets all of the qualifications as an acquirer of KEXIM Shares as prescribed in the Bank Act and related regulations.

Schedule 3

Limitation of Liability

1	Limitation of Liability

1.1	Time Limitation for Claims

KEXIM shall not be liable under this Agreement in respect of any claim unless a notice of the claim is given by the Purchaser to KEXIM:

1.1.1	in the case of any claim under paragraph 4(d) (Capitalization; Securities) of Part 1 of Schedule 2, within the applicable period for a claim of such nature under the applicable law or statute of limitations; and

1.1.2	in the case of any other claim, on or prior to the Closing Date or, if earlier, the date of termination of this Agreement pursuant to Clause 9.1.

Any claim notified by the Purchaser to KEXIM pursuant to this paragraph shall specify the matters set out in paragraph 2 below.

1.2	Several Liability

1.2.1	The obligations of KEXIM and Lone Star under the Share Purchase Documents shall be several and not joint obligations.

1.2.2	The obligations of KEXIM under or in connection with the Share Purchase Documents in respect of all claims in respect of breaches of the KEXIM Non-Company Warranties shall be 100 per cent. of that claim (subject always to the limitations on liability set out in this Agreement).

1.2.3	The obligations of Lone Star under or in connection with the Share Purchase Documents in respect of all claims in respect of breaches of the Lone Star Non-Company Warranties shall be 100 per cent. of that claim (subject always to the limitations on liability set out in the Lone Star Agreement, as amended, and this Agreement).

1.2.4	The aggregate amount of any and all claims against (x) KEXIM under this Agreement in respect of breaches of the KEXIM Operational Warranties and/or (y) Lone Star under the Lone Star Agreement in respect of breaches of the Operational Warranties (as defined in the Lone Star Agreement) shall be allocated between KEXIM and Lone Star at a ratio of 0.0967 to 1, respectively (including without limitation for purposes of calculating the aggregate amount of claims against KEXIM under paragraphs 1.3.1 and 1.4.1 below and those against Lone Star under paragraphs 1.2.1 and 1.3.1 of Schedule 3 of the Lone Star Agreement), and the Lone Star Agreement is amended accordingly.

1.3	Aggregate Minimum Claims

1.3.1	In the event the Closing occurs, KEXIM shall not be liable under this Agreement in respect of any claim against KEXIM under this Agreement, excluding claims for any breach of paragraph 4(d) (Capitalization; Securities) of Part 1 of Schedule 2, unless the aggregate amount of all such claims for which KEXIM would otherwise be liable under this Agreement (disregarding the provisions of this paragraph 1.3.1) exceeds Won 14.5 billion.

1.3.2	Where the liability agreed or determined in respect of all claims referred to in paragraph 1.3.1 exceeds Won 14.5 billion the liability of KEXIM shall be limited to the amount of the excess.

1.4	Maximum Liability

1.4.1	In the event the Closing occurs, the aggregate liability of KEXIM in respect of all breaches of this Agreement, excluding claims for any breach of paragraph 4(d) (Capitalization; Securities) of Part 1 of Schedule 2, shall not exceed Won 29 billion.

1.4.2	Subject to paragraph 1.8 below but notwithstanding any provision to the contrary in this Agreement, in the event Closing does not occur (or this Agreement is terminated) because the condition to the Purchaser’s obligations set out in Clause 4.1.7 is not fulfilled, KEXIM shall have no liability to the Purchaser under this Agreement or otherwise.

1.4.3	In the event Closing does not occur, KEXIM shall not be liable for, and the Purchaser shall not be entitled to, any damages or other amounts in respect of consequential or indirect loss, including without limitation loss of bargain, loss of profit or Losses resulting from any change in the Company’s or the Purchaser’s share price.

1.5	Provisions

KEXIM shall not be liable under this Agreement in respect of any claim in respect of any Operational Warranty if and to the extent that proper allowance, provision or reserve is made in the Company Interim Financial Statements for the matter giving rise to the claim and has not been subsequently released.

1.6	Conditional Liability for Operational Warranties

KEXIM shall have no liability of any kind under this Agreement for any claim by the Purchaser for KEXIM’s breach of any KEXIM Operational Warranties unless the Closing takes place in accordance with the terms of this Agreement.

1.7	Purchaser’s Knowledge

KEXIM shall not be liable under this Agreement for breach of any KEXIM Warranty where the Purchaser and/or the Purchaser’s advisers had actual knowledge of the relevant matters giving rise to such breach (x) as at the date of this Agreement, in the case of KEXIM Non-Company Warranties, and (y) as at the date of the Lone Star Agreement, in the case of the KEXIM Operational Warranties (in each case excluding facts not in existence or not known by the Purchaser and/or the Purchaser’s advisers as at such date).

1.8	Fraud

Notwithstanding any provision to the contrary herein (except for paragraph 1.7 above), none of the limitations contained in this Agreement shall apply to any claim against KEXIM which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud, wilful misconduct or wilful concealment by KEXIM or any of its directors, officers or employees.

1.9	No Liability for Certificates

For the avoidance of doubt, the certificates required to be delivered by KEXIM pursuant to Clause 4.1.4 and the Purchaser pursuant to Clause 4.2.4 are given solely for the purpose of establishing compliance with the relevant conditions and do not and shall not constitute separate warranties or representations by KEXIM or the Purchaser, and in the absence of fraud, wilful misconduct or wilful default by the relevant party are not actionable or intended to give rise to any liability for any party.

2	Claims

2.1	Notification of Potential Claims

If the Purchaser becomes aware of any fact, matter or circumstance that may give rise to a claim against KEXIM under this Agreement, the Purchaser shall as soon as reasonably practicable give a notice in writing to KEXIM setting out such information as is available to the Purchaser as is reasonably necessary to enable KEXIM to assess the merits of the claim, to act to preserve evidence and to make such provision as KEXIM may consider necessary. Failure to give notice within such period shall not affect the rights of the Purchaser except to the extent that KEXIM is prejudiced by the failure.

2.2	Notification of Claims under this Agreement

Notices of claims under this Agreement shall be given by the Purchaser to KEXIM within the time limits specified in paragraph 1.1, specifying in reasonable detail the legal and factual basis of the claim and the evidence on which the Purchaser relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

2.3	Commencement of Proceedings

Any claim notified pursuant to paragraph 2.2 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn six months after the notice is given pursuant to paragraph 2.2 or in the case of any contingent liability, six months after such contingent liability becomes an actual liability and is due and payable unless legal proceedings in respect of it (i) have been commenced by being both issued and served and (ii) are being and continue to be pursued with reasonable diligence.

2.4	Investigation by KEXIM

In connection with any matter or circumstance that gives rise to a claim by the Purchaser against KEXIM under this Agreement, to the extent permitted by applicable Law:

2.4.1	the Purchaser shall allow, and after the Closing shall use all reasonable efforts to cause, including without limitation the exercise of its Voting and Procurement Rights, the Company to allow, KEXIM and its financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim; and

2.4.2	the Purchaser shall disclose to KEXIM all material of which the Purchaser is aware which relates to such claim and shall give, and after the Closing shall use all reasonable efforts to cause, including without limitation the exercise of its Voting and Procurement Rights, the Company to give (subject to the Purchaser and the Company being paid all reasonable costs and expenses in connection therewith), all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as KEXIM or its financial, accounting or legal advisers may reasonably request, subject to KEXIM agreeing in such form as the Purchaser may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

Schedule 4

Closing Obligations

1	KEXIM’s Obligations

On Closing, KEXIM shall deliver or make available to the Purchaser the following:

1.1	certified copies of resolutions and authorities of KEXIM, reasonably satisfactory to the Purchaser, authorising the execution, delivery and performance of this Agreement and other related documents; and

1.2	in the case of any off-market settlement, a certificate issued by the custodian of the KEXIM Shares regarding the electronic transfer of the KEXIM Shares to an account designated by the Purchaser.

2	Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to KEXIM:

2.1	certified copies of resolutions and authorities of the Purchaser, reasonably satisfactory to KEXIM, authorising the execution, delivery and performance of this Agreement and other related documents.